UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One) [ X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ]Form N-SAR

                  For Period Ended:  March 31, 2001
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended:   April 30, 2002
                                                     --------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

Transnational Financial Network, Inc..
-------------------------------------------------------------------------------
Full Name of Registrant


Former Name if Applicable

401 Taraval Street
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

San Francisco, CA 94116
-------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[a]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The accountant's statements or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART II - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The accumulation of comparable information in the prior year's April 30 time frame has not been completed.


PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Joseph Kristul           (415)             242-7800
         ----------------        ---------         --------------------------
         (Name)                   Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no. identify report(s)
         [X ] Yes     [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:
         [   ] Yes     [ X ] No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable of the results cannot be made.


         Transnational Financial Network, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 29, 2002                 By:     /s/ Joseph Kristul
                                            ---------------------------
                                            Joseph Kristul, President